Exhibit 99.1
Jumia Reports Second Quarter 2024 Results
Execution Against Strategic Priorities Drives Continued Acceleration in Usage Trends
Cash Management Initiatives Deliver Further Improvements in Cash Utilization
Lagos, August 6, 2024 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the second quarter ended June 30, 2024.
Results highlights for the second quarter 2024
•Revenue of $36.5 million, down 17% year-over-year, or up 15% in constant currency.
•GMV of $170.1 million, down 5% year-over-year, or up 35% in constant currency.
•Operating loss of $20.2 million compared to $22.1 million in the second quarter of 2023, down 8% year-over-year, and down 5% in constant currency.
•Adjusted EBITDA loss of $16.3 million as compared to a loss of $18.2 million in the second quarter of 2023, down 10% year-over-year, and down 11% in constant currency.
•Loss before income tax from continuing operations of $22.5 million in the second quarter of 2024, down 27% year-over-year or up 1% in constant currency.
•Liquidity position of $92.8 million, a decrease of $8.7 million in the second quarter of 2024 as compared to a decrease of $39.1 million in the second quarter of 2023.
•Net cash flows used in operating activities of $8.4 million as compared to net cash flows used in operating activities of $19.5 million in the second quarter of 2023.
Company Commentary
“Jumia delivered another quarter of acceleration in its usage trends along with improved cash efficiency. Continued execution against our strategic priorities drove a 7% year-over-year increase in Orders, while Orders per Customer, excluding JumiaPay app Orders, which do not incur logistics costs, climbed to 2.1 Orders in the second quarter of 2024. GMV improved 35% year-over-year in constant currency and we delivered GMV growth in reported currency in six of our countries in the second quarter, up from five in the first quarter of 2024, a sign that the Jumia value proposition continues to resonate with the African consumer.
Our quarterly cash burn1 declined 55%, or $10.4 million, quarter-over-quarter to $8.7 million in the second quarter of 2024 as a result of disciplined cost management and reductions in finance costs. Year-over-year our marketing spend declined 19% as we continued to invest in proven channels, such as CRM, SEO and local offline channels. These efforts delivered a 6% sequential increase in our active customer count and continued improvements in our 90 day repurchase rate.
Our performance this quarter reinforces our belief that our strategy is working. Our deep understanding of the African e-commerce market as well as our unique asset base and strategy position Jumia for growth as we progress on the path towards profitability.” - Francis Dufay, CEO

1 Cash burn is defined as the use of Jumia’s Liquidity Position, which is comprised of Jumia’s cash and cash equivalents and term deposits and other financial assets.

Financial Results for the second quarter ended June 30, 2024

	For the three months ended					For the six months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY	Constant currency	YoY
In USD million, unless otherwise stated	June 30, 2023	June 30, 2024		June 30, 2024		June 30, 2023	June 30, 2024	Change	June 30, 2024	Change
Revenue	44.0	36.5	(17.2)%	50.7	15.2%	85.3	85.4	0.1%	115.5	35.4%
Gross Profit	22.9	21.6	(5.7)%	30.8	34.5%	47.8	52.8	10.4%	72.4	51.5%
Fulfillment expense	(10.6)	(9.3)	(12.2)%	(12.5)	17.7%	(22.4)	(18.7)	(16.6)%	(24.9)	11.1%
Sales and Advertising expense	(5.5)	(4.4)	(19.2)%	(6.6)	19.7%	(10.8)	(8.2)	(24.5)%	(12.0)	11.4%
Technology and Content expense	(10.7)	(8.7)	(18.5)%	(9.2)	(14.4)%	(21.9)	(17.8)	(18.5)%	(18.4)	(15.8)%
G&A expense, excluding SBC(1)	(17.2)	(17.6)	1.9%	(21.6)	25.6%	(41.4)	(32.9)	(20.7)%	(40.2)	(3.1)%
Adjusted EBITDA(1)	(18.2)	(16.3)	(10.2)%	(16.1)	(11.4)%	(42.8)	(20.6)	(51.9)%	(17.5)	(59.2)%
Operating Income/ (Loss)	(22.1)	(20.2)	(8.3)%	(21.0)	(5.0)%	(50.5)	(28.6)	(43.4)%	(27.0)	(46.6)%
Loss before Income tax from continuing operations(2)	(30.9)	(22.5)	(27.1)%	(22.9)	1.1%	(60.1)	(62.1)	3.4%	(46.8)	(6.3)%
_________________________
(1) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before income tax from continuing operations in constant currency excludes the impact of foreign exchange recorded in finance income/costs.

Revenue
•Revenue of $36.5 million, down 17% year-over-year or up 15% year-over-year on a constant currency basis.
◦Marketplace revenue, comprised of commissions, fulfillment revenue, value added services and marketing and advertising revenue was $20.0 million, down 10% year-over-year or up 27% year-over-year on a constant currency basis. The decline in USD was primarily driven by the impact of foreign exchange devaluations. These declines were partially offset by increases in commissions from third-party corporate sales.
◦First-Party sales revenue was $16.1 million, down 24% year-over-year or up 4% year-over-year on a constant currency basis, driven by lower first party corporate sales in Egypt, and the impact of foreign exchange.
Gross Profit
•Gross profit was $21.6 million, down 6% year-over-year or up 35% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 13%, flat when compared to the second quarter of 2023 as a result of improved marketplace margins and a reduction in spending on customer incentives offset by foreign exchange devaluations.
◦The percentage of orders of physical goods benefiting from customer incentives decreased from 31% in the second quarter of 2023 to 28% in the second quarter of 2024.

Expenses
•Fulfillment expense amounted to $9.3 million, down 12% year-over-year or up 18% year-over-year on a constant currency basis.
◦Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, decreased by 16% year-over-year to $2.2, reflecting an increase of 13% year-over-year on a constant currency basis.
•Sales and Advertising expense was $4.4 million, down 19% year-over-year or up 20% year-over-year on a constant currency basis.
•Technology and Content expense was $8.7 million, down 18% year-over-year or down 14% year-over-year on a constant currency basis.
•General and Administrative expense was $19.2 million, up 4% year-over-year or up 26% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation, was $17.6 million, up 2% year-over-year or up 26% year-over-year on a constant currency basis.
◦This increase was due to the release of tax provisions in the second quarter of 2023, which did not recur in the second quarter of 2024. A decline in staff costs had a partially offsetting effect.
Operating loss
•Operating loss was $20.2 million, down by 8% year-over-year or down 5% year-over-year on a constant currency basis, primarily reflecting the impact of cost reductions in the quarter.
•Loss before income tax from continuing operations was $22.5 million, down 27% year-over-year, driven by cost savings initiatives in the quarter and a decrease in finance costs mostly driven by a decrease in net foreign exchange losses compared to the second quarter of 2023. The finance costs for the second quarter of 2024 were mainly influenced by losses recognized on the sale of financial assets. These assets, consisting of investments in securities measured at fair value, only impact our income statement upon disposal. This shift in the nature of finance costs between the two quarters highlights the varying financial factors affecting our performance.
•Loss before income tax from continuing operations, which excludes the impact of foreign exchange recorded in finance income and finance costs, was up 1% in constant currency.
Cash Position
•As of June 30, 2024, the Company’s liquidity position was $92.8 million, comprised of $45.1 million in cash and cash equivalents and $47.7 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased $8.7 million in the second quarter of 2024 as compared to a decrease of $39.1 million in the second quarter of 2023, and a decrease of $19.1 million in the first quarter of 2024.
•The continued improvement in Jumia’s cash management illustrates its ongoing efforts to effectively preserve its cash resources as it executes on its growth strategy. As of the second quarter of 2024, 67% of the Company’s liquidity position was held in USD, as the Company continues to refine its cash repatriation strategy.

SELECT OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended					For the six months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	June 30, 2023	June 30, 2024		June 30, 2024		June 30, 2023	June 30, 2024		June 30, 2024
Quarterly Active Customers (million)	2.0	2.0	(0.6)%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	4.5	4.8	6.9%	n.a.	n.a.	9.0	9.4	4.4%	n.a.	n.a.
GMV (USD million)	179.2	170.1	(5.0)%	241.8	35.0%	352.4	351.6	(0.2)%	482.1	36.8%
TPV (USD million)	49.4	45.9	(7.1)%	73.5	48.7%	90.6	91.3	0.8%	152.3	68.2%
JumiaPay Transactions (million)	1.4	1.9	30.8%	n.a.	n.a.	2.7	3.8	40.7%	n.a.	n.a.
•GMV declined by 5% year-over-year to $170.1 million and Orders increased by 7% year-over-year. The decline in GMV was impacted mainly by currency devaluations. The growth in Orders was driven by continued efforts to enhance and diversify Jumia’s product assortment as part of the increased focus on the customer value proposition.
◦Jumia continues to take a disciplined and targeted approach to marketing spend focused on targeting more efficient marketing channels, such as search engine optimization (“SEO”), customer relationship management (“CRM”) and relevant offline local channels while also leveraging its JForce network.
◦As a result of these efforts, Jumia is attracting a stickier and higher quality customer base as evidenced by a 262 basis point year-over-year improvement in repurchase rates in the first quarter of 2024.
▪Jumia’s cohort analysis indicates that 36% of new customers, who placed an order for a product or a service on our platform in the first quarter of 2024, completed a second purchase within 90 days. This represents an improvement compared to 33% of new customers from the first quarter of 2023, who reordered within 90 days.
•JumiaPay Transactions reached 1.9 million, an increase of 31% year-over-year mainly driven by increased penetration of JumiaPay on delivery as well as the implementation of cashback campaigns and incentives conducted in the second quarter of 2024.
◦Ongoing efforts to streamline the user experience and the continued rollout of JumiaPay on delivery to increase cashless orders positions JumiaPay as a strong enabler of the Company’s e-commerce platform.
•TPV decreased by 7% year-over year, largely in line with the evolution of GMV. TPV as a percentage of GMV remained relatively stable at 27% in the second quarter of 2024 compared to 28% in the second quarter of 2023. The decrease in TPV was primarily due to currency devaluations.
◦In June 2024, Jumia terminated its commercial agreement with Mastercard Asia/Pacific. While JumiaPay will continue to accept Mastercard as a method of payment, the termination will allow Jumia to broaden and deepen its relationship with other payment services providers.

GUIDANCE
Jumia remains committed to reducing its losses and accelerating its progress towards cash efficiency and profitable growth.
The Company reiterates its outlook for 2024:
•It aims to further reduce its cash utilization as compared to FY 2023.
•Based on the positive impact of its growth strategy, Jumia projects an increase in both orders and GMV in 2024, excluding the potential impact of foreign exchange.
The above forward-looking statements reflect Jumia’s expectations as of August 6, 2024, are subject to change and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its second quarter 2024 results at 8:30 AM ET on August 6, 2024.

Interested parties can access the conference at :
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
United Kingdom Dial-in: 44 20 3355 4169
Entry Code: 336704

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Tuesday, August 20, 2024 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 50833.

(UNAUDITED)
Consolidated statement of comprehensive income as of June 30, 2023 and 2024

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Revenue	44,032	36,474	85,281	85,367
Cost of revenue	(21,141)	(14,895)	(37,483)	(32,604)
Gross profit	22,891	21,579	47,798	52,763
Fulfillment expense	(10,612)	(9,322)	(22,429)	(18,700)
Sales and advertising expense	(5,472)	(4,423)	(10,811)	(8,165)
Technology and content expense	(10,695)	(8,722)	(21,878)	(17,831)
General and administrative expense	(18,527)	(19,208)	(43,689)	(36,660)
Other operating income	368	223	578	473
Other operating expense	(18)	(357)	(64)	(443)
Operating loss	(22,065)	(20,230)	(50,495)	(28,563)
Finance income	2,895	691	6,012	1,984
Finance costs	(11,689)	(2,949)	(15,618)	(35,544)
Loss before Income tax from continuing operations	(30,859)	(22,488)	(60,101)	(62,123)
Income tax benefit / (expense)	169	476	70	(546)
Loss for the period from continuing operations	(30,690)	(22,012)	(60,031)	(62,669)
Loss for the period from discontinued operations	(1,201)	—	(3,629)	—
Loss for the period	(31,891)	(22,012)	(63,660)	(62,669)
Attributable to:
Equity holders of the Company	(31,877)	(22,004)	(63,637)	(62,654)
from continuing operations	(30,676)	(22,004)	(60,008)	(62,654)
from discontinued operations	(1,201)	—	(3,629)	—
Non-controlling interests	(14)	(8)	(23)	(15)
from continuing operations	(14)	(8)	(23)	(15)
Loss for the period	(31,891)	(22,012)	(63,660)	(62,669)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	120,415	33,105	179,881	202,778
Other comprehensive loss on net investment in foreign operations	(127,027)	(31,903)	(187,389)	(190,487)
Other comprehensive income / (loss) on financial assets at fair value through OCI	366	1,771	619	3,152
Other comprehensive income / (loss)	(6,246)	2,973	(6,889)	15,443
Total comprehensive loss for the period	(38,137)	(19,039)	(70,549)	(47,226)
Attributable to:
Equity holders of the Company	(38,118)	(19,035)	(70,515)	(47,224)
Non-controlling interests	(19)	(4)	(34)	(2)
Total comprehensive loss for the period	(38,137)	(19,039)	(70,549)	(47,226)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2023 and June 30, 2024

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Assets
Non-current assets
Property and equipment	14,361	14,849
Deferred tax assets	531	517
Other taxes receivables	4,721	4,107
Other non-current assets	1,289	979
Total Non-current assets	20,902	20,452
Current assets
Inventories	9,699	7,239
Trade and other receivables	23,157	14,127
Income tax receivables	2,000	2,486
Other taxes receivable	4,143	4,354
Prepaid expenses	9,470	7,465
Term deposits and other financial assets	85,088	47,747
Cash and cash equivalents	35,483	45,057
Total Current assets	169,040	128,475
Total Assets	189,942	148,927
Equity and Liabilities
Equity
Share capital	236,800	239,163
Share premium	1,736,469	1,736,469
Other reserves	160,729	177,358
Accumulated losses	(2,064,763)	(2,127,440)
Equity attributable to the equity holders of the Company	69,235	25,550
Non-controlling interests	(511)	(513)
Total Equity	68,724	25,037
Liabilities
Non-current liabilities
Non-current borrowings	2,357	5,524
Trade and other payables	125	55
Deferred tax liabilities	204	1,381
Other taxes payable	474	862
Provisions for liabilities and other charges	514	454
Total Non-current liabilities	3,674	8,276
Current liabilities
Current borrowings	3,718	2,725
Trade and other payables	55,425	48,432
Income tax payables	13,427	12,252
Other taxes payable	23,452	21,084
Provisions for liabilities and other charges	18,420	14,761
Deferred income	3,102	16,360
Total Current liabilities	117,544	115,614
Total Liabilities	121,218	123,890
Total Equity and Liabilities	189,942	148,927

(UNAUDITED)
Consolidated statement of cash flows as of June 30, 2023 and 2024

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Loss before Income tax from continuing operations	(30,859)	(22,488)	(60,101)	(62,123)
Loss before Income tax from discontinued operations	(1,201)	—	(3,629)	—
Loss before Income tax	(32,060)	(22,488)	(63,730)	(62,123)
Depreciation and amortization of tangible and intangible assets	2,641	2,238	5,511	4,119
Impairment losses on loans, receivables and other assets	(101)	(8)	6	(76)
Impairment losses/(reversals) on obsolete inventories	233	40	347	200
Share-based payment (income) / expense	1,302	1,650	2,252	3,806
Net (gain)/loss from disposal of tangible and intangible assets	(2)	352	(14)	307
Change in provision for other liabilities and charges	(4,062)	350	(3,612)	(1,605)
Lease modification (income)/expense	(21)	(67)	9	(72)
Interest (income)/expense	(923)	11	(1,757)	824
Discounting effect (income) / expense	141	(87)	56	(206)
Net foreign exchange loss	8,644	646	10,816	13,939
Net (gain)/loss on financial instruments at fair value through profit or loss	—	65	(237)	16,163
Impairment reversals on financial assets at fair value through OCI	(7)	(17)	(7)	(17)
Net loss recognized on disposal of debt instruments held at FVOCI	1,372	2,196	1,372	3,427
Share-based payment expense - settlement	(64)	(14)	(248)	(142)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	417	1,081	3,494	5,017
(Increase)/Decrease in inventories	(270)	1,593	(1,143)	240
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	3,626	4,836	9,462	14,364
Income taxes paid	(391)	(769)	(1,478)	(2,075)
Net cash flows used in operating activities	(19,525)	(8,392)	(38,901)	(3,910)
Cash flows from investing activities
Purchase of property and equipment	(331)	(681)	(1,142)	(926)
Proceeds from sale of property and equipment	15	4	50	84
Interest or other charges received/(paid)	1,798	810	2,533	(13)
Movement in other non-current assets	203	91	251	48
Movement in term deposits and other financial assets	12,499	25,019	51,329	21,579
Net cash flows (used in) / from investing activities	14,184	25,243	53,021	20,772
Cash flows from financing activities
Payment of lease interest	(318)	(259)	(678)	(436)
Repayment of lease liabilities	(1,161)	(1,572)	(3,499)	(2,381)
Equity transaction costs	(6)	—	(18)	—
Net cash flows (used in) / from financing activities	(1,485)	(1,831)	(4,195)	(2,817)
Net (decrease)/increase in cash and cash equivalents	(6,826)	15,020	9,925	14,045
Effect of exchange rate changes on cash and cash equivalents	(18,995)	1,410	(20,464)	(4,471)
Cash and cash equivalents at the beginning of the period	86,861	28,627	71,579	35,483
Cash and cash equivalents at the end of the period	61,040	45,057	61,040	45,057

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2023. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
Customer Incentives corresponds to incentives that we grant to our end customers, which include discounts and vouchers. These incentives are consideration payable to a customer and are recognized as a reduction of revenue.
We believe that the level of customer incentives is a useful indicator to measure our targeted marketing expenses related to customer discounts and vouchers.

General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period from continuing operations to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the six months ended
(USD million)	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Loss for the period from continuing operations	(30.7)	(22.0)	(60.0)	(62.7)
Income tax expense	(0.2)	(0.5)	(0.1)	0.5
Net Finance costs / (income)	8.8	2.3	9.6	33.6
Depreciation and amortization	2.6	2.3	5.5	4.2
Share-based payment (income) / expense	1.3	1.7	2.3	3.8
Adjusted EBITDA	(18.2)	(16.3)	(42.8)	(20.6)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics.

	For the three months ended					For the six months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY
In USD million, except percentages	June 30, 2023	June 30, 2024		June 30, 2024		June 30, 2023	June 30, 2024	Change
Revenue	44.0	36.5	(17.2)%	50.7	15.2%	85.3	85.4	0.1%
Gross Profit	22.9	21.6	(5.7)%	30.8	34.5%	47.8	52.8	10.4%
Fulfillment expense	(10.6)	(9.3)	(12.2)%	(12.5)	17.7%	(22.4)	(18.7)	(16.6)%
Gross Profit after Fulfillment expense	12.3	12.3	(0.2)%	18.3	49.1%	25.4	34.1	34.3%
Sales and Advertising expense	(5.5)	(4.4)	(19.2)%	(6.6)	19.7%	(10.8)	(8.2)	(24.5)%
Technology and Content expense	(10.7)	(8.7)	(18.5)%	(9.2)	(14.4)%	(21.9)	(17.8)	(18.5)%
G&A expense, excluding SBC	(17.2)	(17.6)	1.9%	(21.6)	25.6%	(41.4)	(32.9)	(20.7)%
Adjusted EBITDA	(18.2)	(16.3)	(10.2)%	(16.1)	(11.4)%	(42.8)	(20.6)	(51.9)%
Operating Income/ (Loss)	(22.1)	(20.2)	(8.3)%	(21.0)	(5.0)%	(50.5)	(28.6)	(43.4)%
Loss before Income tax from continuing operations(1)	(30.9)	(22.5)	(27.1)%	(22.9)	1.1%	(60.1)	(62.1)	3.4%

GMV	179.2	170.1	(5.0)%	241.8	35.0%	352.4	351.6	(0.2)%
TPV	49.4	45.9	(7.1)%	73.5	48.7%	90.6	91.3	0.8%
TPV as % of GMV	27.6%	27.0%		30.4%		25.7%	26.0%
_________________________
(1) Loss before Income tax from continuing operations in constant currency excludes the impact of foreign exchange recorded in finance income/costs.